

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 17, 2009

<u>Via Facsimile and U.S. Mail</u>
C. Brophy Christensen, Esq.
O'Melveny & Myers, LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111

>   **Re: Electronics For Imaging, Inc.**
>   **Schedule TO-I/A**
>   **Filed September 10, 2009**
>   **File No. 5-43124**

Dear Mr. Christensen:

    We have limited our review of the filing to those issues we have addressed in our comments below. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I/A

Exhibit 99(A)(1)(A): Offering Memorandum

1.   We refer you to response 1 of your letter dated September 10. Although you have explained how the provision of RSUs factors into the compensatory purposes of your offer, you have not provided sufficient explanation of how the cash consideration receivable by certain optionholders fits within the company's overall compensatory goals. In your explanation of why you are providing cash to certain optionholders, rather than focusing on the administrative burdens associated with providing RSUs to certain optionholders or efficiencies achieved, please revise to expand upon and more clearly articulate how the provision of cash and any perceived benefits derived therefrom, factors into the overall compensatory purposes of the offer.

2.   We note your response to prior comment 5. Please provide a well-reasoned legal analysis explaining how the proposed timing of cash payments, some of which may not occur for upwards of a month after the expiration of the offer, is in compliance with the prompt payment provisions of Rule 14e-1 (c). Please cite to relevant staff interpretations or positions that you believe support your analysis. Also, please supplementally advise us of any other alternatives considered with respect to how cash payments could be paid (i.e., via means other than payroll).

Closing Comments

        As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions